Exhibit 99.1

BURCON UPDATES ON CANOLA

Vancouver, British Columbia, February 23, 2012— Burcon NutraScience Corporation (TSX – BU; NASDAQ - BUR) (“Burcon”) reports today that further to its announcements of November 15, 2010 and March 4, 2011, regarding the License and Development Agreement dated September 23, 2003 made among Burcon, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”), Burcon expects the agreement will terminate on March 1, 2012.

In March 2011, Burcon and ADM had agreed to an amendment of the license and development agreement to provide for a one-year extension to March 1, 2012. Burcon does not anticipate the two parties will reach a new agreement before that date and therefore expects the agreement will terminate on March 1, 2012. As such, Burcon will be free to choose alternative paths for the commercialization of its technology for the production of its canola proteins: Puratein®, Supertein™ and Nutratein™.

Burcon is working with potential customers to establish the commercial value of all three of its canola proteins: Puratein®, Supertein™ and Nutratein™. In the case of Puratein® and Supertein™, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their products and within the last quarter has executed material transfer agreements with certain major companies. In the case of Nutratein™, Burcon is pursuing an animal nutrition application with a leading animal feed company with the intention to use Nutratein™ to replace or partially replace dairy protein in certain high-value animal feed applications.

“Our unchanging goal is to commercialize all of our novel protein technologies and that includes our canola proteins. We view our technologies through the filter of their potential as measured in terms of present value. Viewed through that filter, Burcon’s Peazazz™ pea protein and our canola proteins are our next biggest opportunities.” said Johann F. Tergesen, President and Chief Operating Officer.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein isolate and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 179 issued patents in various countries, including 31 issued U.S. patents, and in excess of 350 additional pending patent applications, 68 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.

CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca